UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                                 Osteotech, Inc.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   688582105
                                 (CUSIP Number)

					   Nicole J. Best
                         SVP - Chief Compliance Officer
                            Heartland Advisors, Inc.
                          789 N. Water Street, Suite 500
                              Milwaukee, WI 53202
                                  414-347-7777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 13, 2005
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].



CUSIP No.   688582105                13D

1. NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

              HEARTLAND ADVISORS, INC.
              #39-1078128

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a) [  ]
                                          (b) [  ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

      OO - Funds of investment advisory clients

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                           [X]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

               WISCONSIN, USA

     NUMBER OF          7.  SOLE VOTING POWER
      SHARES
   BENEFICIALLY             None
     OWNED BY
       EACH             8.  SHARED VOTING POWER

     REPORTING              1,599,300
      PERSON
       WITH             9.  SOLE DISPOSITIVE POWER

                            None

                        10. SHARED DISPOSITIVE POWER

                            1,629,300


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,629,300

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
       [  ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.5%

14. TYPE OF REPORTING PERSON
       IA


 CUSIP No.   688582105                13D

1. NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

              WILLIAM J. NASGOVITZ

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a) [  ]
                                          (b) [  ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

      OO - Funds of investment advisory clients

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                           [X]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

               USA

     NUMBER OF          7.  SOLE VOTING POWER
      SHARES
   BENEFICIALLY             None
     OWNED BY
       EACH             8.  SHARED VOTING POWER

     REPORTING              1,599,300
      PERSON
       WITH             9.  SOLE DISPOSITIVE POWER

                            None

                        10. SHARED DISPOSITIVE POWER

                            1,629,300


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,629,300

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
       [  ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.5%

14. TYPE OF REPORTING PERSON (See Instructions)
       IN

Item 1.  Security and Issuer.
         -------------------

This statement relates to shares of the common stock, $.01 par value per share, (the "Shares") of Osteotech, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 51 James Way, Eatontown, NJ 07724.

Item 2.  Identity and Background.
         -----------------------

     (a) - (c) This statement is being filed by Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz (each a "Reporting Entity" and collectively the "Reporting Entities"). The Reporting Entities do not admit that they constitute a group.

     Heartland Advisors, Inc. ("Heartland"), a Wisconsin corporation, is a federally registered investment adviser that provides investment advisory services to Heartland Group, Inc., a registered investment company ("Heartland Group"), as well as private investment advisory clients (the "Accounts"). The address of the principal offices of Heartland is 789 North Water Street, Suite 500, Milwaukee, Wisconsin 53202.

     William J. Nasgovitz is the President and principal shareholder of Heartland. His business address is 789 North Water Street, Suite 500, Milwaukee, Wisconsin 53202.

     (d) During the last five years, neither of the Reporting Entities was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) On July 18, 2002, pursuant to a stipulation and following a fairness hearing, the U.S. District Court for the Eastern District of Wisconsin approved a settlement of a consolidated class action brought by shareholders of the Heartland High-Yield Municipal Bond Fund and the Short Duration High-Yield Municipal Fund (together, the "High-Yield Funds"), in which Heartland Group, Heartland, the High-Yield Funds and certain other parties were named as defendants. The litigation arose out of a repricing of the securities in the High-Yield Funds in October 2000. Under the terms of the settlement, Heartland Group, Heartland, the High-Yield Funds, and certain related parties were dismissed and released from all claims in the class action upon establishment of a settlement fund for the benefit of the class plaintiffs. Neither Heartland Group nor any of its separate funds, directors, or officers were required to contribute to the settlement fund (although an affiliate of Heartland did make a substantial contribution to facilitate settlement). Subsequently, all other suits filed by persons who opted out of the class action settlement were also settled without any contribution from Heartland Group, its funds, directors or officers. The High-Yield Funds, which had been in receivership since March 2001, were liquidated in December 2004.

     On December 11, 2003, the SEC filed a civil complaint in United States District Court for the Eastern District of Wisconsin (Civil Action No. 03C1427) relating to the High-Yield Funds against Heartland; William J. Nasgovitz, President of Heartland, President and a director of Heartland Group, and member of the Heartland Value and Value Plus Fund portfolio management teams; Paul T. Beste, Chief Operating Officer of Heartland and Vice President of Heartland Group; Kevin D. Clark, an officer of Heartland; Hugh F. Denison, a former director of Heartland Group, who presently serves as Senior Vice President of Heartland and a member of the portfolio management team for the Heartland Select Value Fund; certain former officers of Heartland; and others.

     The SEC alleges various violations of the federal securities laws with respect to the pricing of securities owned by the High-Yield Funds and the related calculation of the High-Yield Funds' net asset value per share from March 2000 to March 2001; disclosures in the prospectus, other SEC filings and promotional materials for the High-Yield Funds relating to risk management, credit quality, liquidity and pricing; breach of fiduciary duty; the sale in September and October 2000 by certain individual defendants of shares of the High-Yield Funds while in possession of material, non-public information about those funds; and the disclosure of material, non-public information to persons who effected such sales. The SEC seeks civil penalties and disgorgement of all gains received by the defendants as a result of the conduct alleged in the complaint, a permanent injunction against the defendants from further violations of the applicable federal securities laws, and such other relief as the court deems appropriate.

     In February 2004, Heartland and Messrs. Nasgovitz, Beste, Denison and Clark filed their answers to the SEC's complaint, denying the allegations and claims made therein and raising affirmative defenses.

     The complaint does not involve Heartland Group, the Heartland Select Value, Value Plus or Value Funds (the "Funds"), any portfolio manager of those Funds (other than Mr. Nasgovitz and Mr. Denison) or any of the current independent directors of Heartland Group. However, an adverse outcome for Heartland and/or its officers named in the complaint could result in an injunction that would bar Heartland from serving as investment adviser to the Funds or bar such officers from continuing to serve in their official capacities for Heartland. Heartland has advised the Funds that, if these results occur, Heartland will seek exemptive relief from the SEC to permit it to continue serving as investment adviser to the Funds. There is no assurance that the SEC will grant such exemptive relief.

     (f) Each natural person identified in Item 2 is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     As of December 13, 2005, the Heartland Value Fund (the "Heartland Fund"), a series of Heartland Group, had acquired an aggregate of 1,090,000 shares of Common Stock, which were purchased for cash, for an aggregate (including broker's fees and commissions) of approximately $6,162,637.

     As of December 13, 2005, the Accounts had acquired an aggregate of 539,300 shares of Common Stock, which were purchased for cash or on margin in accordance with margin agreements on industry standard terms, for an aggregate (including broker's fees and commissions) of approximately $2,374,806.


Item 4.  Purpose of Transaction.
         ----------------------

     Heartland acquired shares of the Company for investment purposes in the ordinary course of its business pursuant to specified investment objectives established by the Board of Directors of Heartland Group for the Heartland Fund and by the advisory clients for the Accounts.

     Heartland and representatives of Heartland have had discussions with senior management of the Company and may in the future have such discussions concerning ways in which the Company could maximize shareholder value.

     Heartland, in the exercise of its responsibility as an institutional investor, sent a letter to the Company's Nominating Committee on March 22, 2005, recommending that Dr. John Kostuik, a current Director, be considered for re-election at this year's annual meeting. A copy of the letter is attached hereto as Exhibit A and hereby incorporated by reference. Despite receiving Heartland's letter, the Nominating Committee decided to decrease the overall size of the Board and therefore did not nominate Dr. Kostuik for re-election to the Board.

     On June 6, 2005 Heartland sent a letter to Mr. Richard Bauer, Chief Executive Officer of the Company. In the letter, Heartland expressed concern with the deterioration of shareholder value under the Company's current management team and Board of Directors. A copy of the letter is attached hereto as Exhibit B and hereby incorporated by reference.
Heartland has requested an opportunity to discuss its concerns with the Company's Board of Directors and may communicate its views and concerns to other shareholders and members of the press. In addition, Heartland has elected to withhold votes for Donald Johnston, Richard Bauer, and Michael Jeffries, nominees to the Company's Board of Directors recommended by its Nominating Committee in Proposal No. 1 of the annual Proxy Statement.

     Except as set forth in this Item 4, Heartland has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

     As permitted by law, Heartland may purchase additional Shares or dispose of any or all of the Shares from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the prospects of the company and upon other developments, including general economic and stock market conditions.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) 1,629,300 shares, representing approximately 9.5% of the shares of Common Stock presently outstanding, may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by (1) Heartland Advisors, Inc. by virtue of its investment discretion and voting authority granted by certain clients, which may be revoked at any time; and
(2) William J. Nasgovitz, as a result of his ownership interest in Heartland Advisors, Inc. Heartland Advisors, Inc. and Mr. Nasgovitz each specifically disclaim beneficial ownership of any shares reported on the Schedule.

     (b) For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages.

     (c) See Exhibit C

     (d) The clients of Heartland Advisors, Inc., a registered investment adviser, including an investment company registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule. The Heartland Value Fund, a series of the Heartland Group, a registered investment company, owns 1,090,000 shares or 6.3% of the class of securities reported herein. Any remaining shares disclosed in this filing are owned by various other accounts managed by Heartland Advisors, Inc. on a discretionary basis. To the best of Heartland's knowledge, none of the other accounts own more than 5% of the outstanding stock.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     Heartland is the investment adviser of the Heartland Fund and the Accounts pursuant to separate investment management agreements which provide Heartland with the authority to invest the funds of the Heartland Fund and the Accounts in securities (including shares of the Company); to hold, vote, and dispose of securities (including shares of the Company); and to file this statement. Neither of the Reporting Entities has any contract, arrangement, understanding or relationship on behalf of the Heartland Fund or the Accounts with any person with respect to any securities of the Company.


Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

Exhibit A    Letter Dated March 22, 2005, from D. Rodney Hathaway, Vice
President of Heartland, and Eric J. Miller, Senior Vice President of Heartland, to the Nominating Committee of Osteotech, Inc.

Exhibit B    Letter Dated June 6, 2005, from William J. Nasgovitz,
President of Heartland, to Mr. Richard Bauer, Chief Executive Officer of Osteotech, Inc.

Exhibit C    Purchase and sale data

Exhibit D    Joint Filing Agreement


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 13, 2005

WILLIAM J. NASGOVITZ               	HEARTLAND ADVISORS, INC.

By: /s/  PAUL T. BESTE			By: /s/ PAUL T. BESTE
       Paul T. Beste				Paul T. Beste
       As Attorney in Fact for		Chief Operating Officer
       William J. Nasgovitz



                                   EXHIBIT A


March 22, 2005

Osteotech, Inc.
C/o Nominating Committee
51 James Way
Eatontown, NJ 07724

Dear Messer's Fallon, Johnston, Kostuik:

Heartland Advisors, Inc. is a federally registered investment adviser that provides advisory services to the Heartland Family of mutual funds, as well as private investment advisory clients. Heartland and its clients have been a long-term significant shareholder of Osteotech Inc. (OSTE) currently holding approximately 1,500,000 shares.

We are proponents of independent outside directors serving on the boards of our portfolio companies. We would like to propose that Dr. John Kostuik, M.D. be considered for re-election at this year's annual meeting. Dr. Kostuik provides valuable expertise in the field of orthopedics and is well renowned for his research.

We welcome any further discussion or questions regarding this proposal at your convenience.

Sincerely,



D. Rodney Hathaway, CFA				Eric Miller, CMA
Vice President					Sr. Vice President


			     EXHIBIT B

June 6, 2005


Mr. Richard Bauer
Chief Executive Officer
Osteotech, Inc.
51 James Way
Eatontown, NJ  07724

Dear Dick,

Heartland Advisors, Inc. is a federally registered investment adviser that provides advisory services to the Heartland Family of mutual funds, as well as private investment advisory clients. Heartland's clients have been long-term significant shareholders of Osteotech, Inc. (OSTE) currently holding approximately 1,500,000 shares.

We are deeply disturbed with the destruction of shareholder value under the "watch" of the current management team and Board of Directors. Heartland plans to discuss with management and the Board of Directors our thoughts regarding possible strategic alternatives including the possible acquisition, divestiture and/or the sale of the company.

Additionally, both management and the Board of Directors need to be held Accountable to shareholders for years of failed strategies and poor execution. We plan to discuss with the Board of Directors our concerns on Board of Director and management composition.

Sincerely,



William J. Nasgovitz
President
Portfolio Manager

cc:	Osteotech, Inc. Board of Directors



                             EXHIBIT C

Heartland Funds

Trade Date	Activity	Quantity	Price
10/25/05          BUY         71000       3.8572
10/26/05          BUY         19000       3.7261

Heartland Private Accounts

Trade Date	Activity	Quantity	Price
6/9/05		BUY		7000		3.3234
6/9/05		BUY		7500		3.3234
6/9/05		BUY		8000		3.3500
6/10/05		BUY		5900		3.3944
6/10/05		BUY		6400		3.3944
6/13/05		BUY		1900		3.3581
6/13/05		BUY		2100		3.3581
6/15/05		BUY		4000		3.4978
6/15/05		BUY		5000		3.4524
6/21/05		BUY		1000		3.6800
10/18/05		BUY		1000		3.9495
10/18/05		BUY		1000		3.9495
10/19/05		BUY		1000		3.5800
10/19/05		BUY		1100		3.5418
10/19/05		BUY		3000		3.6385
10/19/05		BUY		6600		3.8383
10/19/05		BUY		1800		3.8383
10/19/05		BUY		5000		3.5452
10/19/05		BUY		7900		3.6385
10/19/05		BUY		1000		3.6385
10/19/05		BUY		500		3.6385
10/19/05		BUY		400		3.6385
10/19/05		BUY		5000		3.6385
10/19/05		BUY		1500		3.6385
10/19/05		BUY		800		3.6385
10/19/05		BUY		1000		3.6385
10/24/05		BUY		3400		3.8269
10/24/05		BUY		200		3.9444
10/24/05		BUY		5000		3.9815
10/24/05		BUY		2500		3.9444
10/24/05		BUY		2000		3.9450
10/24/05		BUY		2000		3.9815
10/24/05		BUY		4000		3.9815
10/24/05		BUY		700		3.9815
10/24/05		BUY		600		3.9815
10/24/05		BUY		500		3.9815
10/26/05		BUY		2500		3.7900
11/15/05		BUY		2200		3.3600
11/15/05		BUY		1800		3.3726
12/13/05		SELL*		5000		4.0954

*Sold pursuant to client request to take tax losses.

                                   EXHIBIT D
Joint Filing Agreement


The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of Osteotech, Inc. at December 13, 2005.



WILLIAM J. NASGOVITZ

By: /s/   PAUL T. BESTE
    Paul T. Beste
    As Attorney in Fact for William J. Nasgovitz




HEARTLAND ADVISORS, INC.


By:  /s/ PAUL T. BESTE
     Paul T. Beste
     Chief Operating Officer